UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 13, 2014

Commission file number 001-32953

ATLAS ENERGY, L.P.

(Exact name of registrant as specified in its charter)

Delaware	43-2094238
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (412) 489-0006

(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (127 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (27 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (27 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Overview of the Transactions

•	On October 13, 2014, Atlas Energy, L.P. (“ATLS”) entered into an Agreement and Plan of Merger by and among Targa Resources Corp. (“TRGP”), Trident GP Merger Sub LLC, a wholly-owned subsidiary of TRGP (“TRGP Merger Sub”), ATLS, and Atlas Energy GP, LLC, the general partner of ATLS (“ATLS GP”) (the “ATLS Merger Agreement”). The ATLS Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, TRGP Merger Sub will merge with and into ATLS, with ATLS surviving the merger as a subsidiary of TRGP (the “ATLS Merger”).

•	Concurrently with the execution of the ATLS Merger Agreement, on October 13, 2014, ATLS and its midstream subsidiary, Atlas Pipeline Partners, L.P. (“APL”) entered into an Agreement and Plan of Merger by and among TRGP, Targa Resources Partners LP, a subsidiary of TRGP (“NGLS”), Targa Resources GP LLC, the general partner of NGLS (“NGLS GP”), Trident MLP Merger Sub, LLC, a wholly-owned subsidiary of NGLS (“NGLS Merger Sub”), ATLS, APL and Atlas Pipeline Partners GP, LLC, the general partner of APL (the “APL Merger Agreement”). The APL Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, immediately following the ATLS Merger, NGLS Merger Sub will merge with and into APL, with APL surviving the merger as a subsidiary of NGLS (the “APL Merger”).

•	Subject to the terms and conditions set forth in the ATLS Merger Agreement, ATLS has agreed that it will, pursuant to a Separation and Distribution Agreement substantially in the form attached to the ATLS Merger Agreement (the “Separation Agreement”), (1) transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment to a limited partnership or limited liability company (“New Atlas”) and (2) immediately prior to the ATLS Merger, effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas (the “Spin-Off” and collectively with the ATLS Merger and the APL Merger, the “Transactions”).

Each of the Transactions is cross-conditioned (subject to permitted waiver) on either the consummation of each of the other Transactions or the parties’ agreement that such other Transactions will occur substantially concurrently with the other Transactions.

ATLS Merger Agreement

Subject to the terms and conditions set forth in the ATLS Merger Agreement, at the effective time of the ATLS Merger (the “ATLS Effective Time”), holders of ATLS common units (other than certain common units held by TRGP or ATLS or their wholly owned subsidiaries, which will be cancelled) will have the right to receive (1) 0.1809 of a share of TRGP common stock, par value $0.001 per share (“TRGP Common Stock” and such amount, the “ATLS Stock Consideration”), and (2) $9.12 in cash, without interest (the “ATLS Cash Consideration” and together with the ATLS Stock Consideration, the “ATLS Merger Consideration”), for each ATLS common unit. Immediately after the ATLS Effective Time, ATLS will distribute its equity interest in ATLS GP to TRGP.

All outstanding ATLS equity awards, whether vested or unvested, will be adjusted in connection with the Spin-Off on the terms and conditions set forth in an Employee Matters Agreement to be entered into by ATLS and New Atlas substantially in the form attached to the Separation Agreement (the “Employee Matters Agreement”). Following the Spin-Off-related adjustment and at the ATLS Effective Time, each outstanding ATLS option and ATLS phantom unit award, whether vested or unvested, held by a person who will become an employee of New Atlas will become fully vested (to the extent not vested) and will be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the ATLS option or phantom unit award (in the case of options, net of the applicable exercise price). Each outstanding vested ATLS option held by an employee of the companies being transferred to TRGP and NGLS in connection with the Transactions (the “Midstream Companies”) will be cancelled and converted into the right to receive the ATLS Merger Consideration in respect of each ATLS common unit underlying the vested ATLS option, net of the applicable exercise price. Each outstanding unvested ATLS option and each outstanding ATLS phantom unit award held by an employee of the Midstream Companies will be cancelled and converted into the right to receive (1) the ATLS Cash Consideration in respect of each ATLS common unit underlying such ATLS option or phantom unit award and (2) a TRGP restricted stock award with respect to a number of shares of TRGP Common Stock equal to the product of the ATLS Stock Consideration multiplied by the number of ATLS common units underlying such ATLS option or phantom unit award (in the case of options, net of the applicable exercise price). Following the ATLS Effective Time, each TRGP restricted stock award will continue to have the same material terms and conditions and the same vesting conditions as applied to the corresponding ATLS phantom unit award immediately prior to the ATLS Effective Time, and will settle in shares of TRGP common stock upon vesting.

The ATLS Merger Agreement contains customary representations and warranties from both ATLS and TRGP, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the ATLS Merger Agreement and the ATLS Effective Time, (2) the obligation to use reasonable best efforts to cause the ATLS Merger to be consummated and to obtain expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) the obligation of ATLS, subject to certain exceptions, to call a meeting of its unitholders to approve the ATLS Merger Agreement and the ATLS Merger and, subject to certain exceptions, to recommend that its unitholders approve the ATLS Merger Agreement and the ATLS Merger, (4) the obligation of TRGP to call a meeting of the holders of the TRGP Common Stock to approve the issuance of TRGP Common Stock in the Merger (the “TRGP Stock Issuance”) and, subject to certain exceptions, to recommend that the holders of the TRGP Common Stock approve the TRGP Stock Issuance and (5) obligations relating to the Spin-Off, including the obligation to file a Registration Statement on Form 10 regarding New Atlas and the Spin-Off (the “Form 10”). The ATLS Merger Agreement also prohibits ATLS from soliciting competing acquisition proposals. However, ATLS may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of ATLS GP determines that such acquisition proposal could reasonably result in a “Superior Proposal” (as defined in the ATLS Merger Agreement).

Completion of the ATLS Merger is subject to certain conditions, including, among others, (1) approval of the ATLS Merger Agreement and the ATLS Merger by holders of a majority of the outstanding ATLS common units, (2) approval of the TRGP Share Issuance by a majority of the holders of TRGP Common Stock voting at a special meeting to approve the TRGP Share Issuance, (3) expiration or termination of applicable waiting periods under the HSR Act, (4) satisfaction or waiver of the conditions set forth in the APL Merger Agreement and the parties to the APL Merger Agreement standing ready to consummate the APL Merger substantially concurrently with the ATLS Merger, (5) the consummation of the Spin-Off, (6) repayment of certain indebtedness under ATLS’ existing credit agreements, (7) subject to certain exceptions, the accuracy of the representations and warranties of the other party subject to a material adverse effect standard (as defined in the ATLS Merger Agreement) and (8) material compliance by the other party with its obligations under the ATLS Merger Agreement.

The ATLS Merger Agreement provides for certain termination rights for both ATLS and TRGP, including provisions permitting ATLS to terminate in order to enter into a definitive agreement with respect to a Superior Proposal and permitting either ATLS or TRGP to terminate the ATLS Merger Agreement upon the termination of the APL Merger Agreement. The ATLS Merger Agreement further provides that upon termination of the APL Merger Agreement under certain circumstances, ATLS or TRGP, as applicable will be obligated to pay a termination fee of one of the following (depending on the circumstances of termination): (1) $53,400,000, (2) a payment in respect of the other party’s expenses of $17,800,000, or (3) fifty percent (50%) of such termination fee or expense payment.

The summary of the ATLS Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the ATLS Merger Agreement, which is included as Exhibit 2.1 hereto and incorporated herein by reference. The ATLS Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about ATLS, TRGP, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the ATLS Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the ATLS Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the ATLS Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of ATLS, TRGP, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the ATLS Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by ATLS or TRGP or their subsidiaries or affiliates.

APL Merger Agreement

Subject to the terms and conditions set forth in the APL Merger Agreement, at the effective time of the APL Merger (the “APL Effective Time”), holders of APL common units (other than certain common units held by NGLS or APL or their wholly-owned subsidiaries, which will be cancelled) will have the right to receive (1) 0.5846 NGLS common units (the “APL Unit Consideration”) and (2) $1.26 in cash, without interest (the “APL Cash Consideration” and together with the APL Unit Consideration, the “APL Merger Consideration”) for each APL common unit. APL has agreed to exercise its right under the certificate of designations of the APL Class D Preferred Units to convert all APL Class D Preferred Units that are issued and outstanding as of the record date for the APL unitholders meeting (which will be held to vote on the APL Merger) into APL common units. APL has agreed to exercise its right under the certificate of designations of the APL Class E Preferred Units to redeem the APL Class E Preferred Units immediately prior to the APL Effective Time, and NGLS has agreed to deposit the funds for such redemption with the paying agent.

In connection with the APL Merger, each outstanding APL phantom unit award held by an employee of New Atlas will become fully vested and will be cancelled and converted into the right to receive the APL Merger Consideration in respect of each APL common unit underlying the APL phantom unit award. Each outstanding APL phantom unit award held by an employee of the Midstream Companies will be cancelled and converted into the right to receive (1) the APL Cash Consideration in respect of each APL common unit underlying such APL phantom unit award and (2) a NGLS phantom unit award with respect to a number of NGLS common units equal to the product of the APL Unit Consideration multiplied by the number of APL common units underlying such APL phantom unit award. Following the APL Effective Time, the NGLS phantom unit awards will continue to have the same material terms and conditions and the same vesting conditions as applied to the corresponding APL phantom unit award immediately prior to the APL Effective Time, and will settle in NGLS common units upon vesting.

The APL Merger Agreement contains customary representations and warranties from both APL and NGLS, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the APL Merger Agreement and the APL Effective Time, (2) the obligation to use reasonable best efforts to cause the APL Merger to be consummated and to obtain expiration of the waiting period under the HSR Act, and (3) the obligation of APL to call a meeting of its common unitholders to approve the APL Merger Agreement and the APL Merger and, subject to certain exceptions, to recommend that its common unitholders approve the APL Merger Agreement and the APL Merger. The APL Merger Agreement also prohibits APL from soliciting competing acquisition proposals. However, APL may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the managing board of APL GP (upon the recommendation of the conflicts committee of the board) determines that such acquisition proposal could reasonably result in a “Superior Proposal” (as defined in the APL Merger Agreement).

Completion of the APL Merger is subject to certain conditions, including, among others, (1) approval of the APL Merger Agreement and the APL Merger by holders of a majority of outstanding APL common units, (2) expiration or termination of applicable waiting periods under the HSR Act, (3) consummation of the ATLS Merger, TRGP, as the holder of NGLS’ incentive distribution rights, (4) execution by NGLS and NGLS GP of an amendment to the partnership agreement of NGLS to reduce aggregate distributions by (a) $9,375,000 per quarter during the first four quarters following the APL Effective Time, (b) $6,250,000 per quarter for the next four quarters, (3) $2,500,000 per quarter for the next four quarters and (d) $1,250,000 per quarter for the next four quarters, with the amount of such reductions to be distributed pro rata to the holders of NGLS outstanding common units, (5) subject to certain exceptions, the accuracy of the representations and warranties of the other party subject to, in most cases, a material adverse effect standard (as defined in the APL Merger Agreement), (6) material compliance by the other party with its obligations under the APL Merger Agreement and (7) receipt by such party of an opinion from its counsel regarding certain U.S. federal income tax matters.

The APL Merger Agreement provides for certain termination rights for both APL and NGLS and further provides that upon termination of the APL Merger Agreement under certain circumstances, APL or NGLS, as applicable will be obligated to pay the other party one of the following (depending on the circumstances); (1) a termination fee of $122,900,000, (2) a payment of $40,900,000 in respect of the other parties expenses, or (3) fifty percent (50%) of such termination fee or expense payment.

The summary of the APL Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the APL Merger Agreement, which is included as Exhibit 2.2 hereto and incorporated herein by reference. The APL Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about APL, NGLS or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the APL Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the APL Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the APL Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of APL, NGLS, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the APL Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by APL or NGLS or their subsidiaries or affiliates.

Reimbursement Letter Agreement

In connection with their entry into the ATLS Merger Agreement and the APL Merger Agreement, ATLS and APL entered into a letter agreement, dated October 13, 2014, providing that, in certain circumstances, ATLS or APL will reimburse the other for $17,800,000 of the termination fee payable by such party relating to a termination of the APL Merger Agreement or ATLS Merger Agreement, as applicable, because the other merger agreement is terminated.

The summary of the Reimbursement Letter Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Letter Agreement included as Exhibit 2.3 hereto and incorporated herein by reference.

Separation Agreement

Subject to the terms and conditions set forth in the Separation Agreement, prior to the closing of the ATLS Merger, ATLS will transfer its assets and liabilities other than those related to its “Atlas Pipeline Partners” segment, including:

•	the general partner interest, incentive distribution rights and ATLS’ common units in Atlas Resource Partners, L.P., a publicly traded master limited partnership and an independent developer and producer of natural gas, crude oil and natural gas liquids with operations in basins across the United States;

•	ATLS’ general and limited partner interests in Lightfoot Capital Partners, L.P., a limited partnership that incubates new master limited partnerships (“MLPs”) and invests in existing MLPs, including Arc Logistics Partners, L.P., an MLP owned and controlled by Lightfoot focused on the terminalling, storage, throughput and transloading of crude oil and petroleum products in the East Coast, Gulf Coast and Midwest regions of the United States;

•	natural gas, crude oil and natural gas liquids development and production assets in the Arkoma Basin, which ATLS acquired in July 2013, from EP Energy;

•	ATLS’ general and limited partner interests in its E&P development subsidiary, which owns assets in the Marble Falls play in the Fort Worth Basin in northwest Texas and the Mississippi Lime area of the Anadarko Basin in Oklahoma; and

•	all of the equity of New Atlas’ general partner (if New Atlas is a limited partnership).

New Atlas will assume the historical and future liabilities associated with such businesses, as well as certain other liabilities related to the Transactions. At or prior to the distribution, New Atlas will also enter into one or more financing arrangements pursuant to which it will borrow at least $150,000,000 and transfer $150,000,000 to ATLS as a cash distribution to be used to repay certain of ATLS’ outstanding indebtedness. ATLS has obtained a commitment letter with respect to this financing and the cash distribution to ATLS. After the transfer of assets and assumption of liabilities (the “Separation”) and immediately prior to the closing of the ATLS Merger, ATLS will effect a pro rata distribution to the ATLS unitholders of New Atlas common units representing a 100% interest in New Atlas (the “Distribution”).

Completion of the Distribution will be subject to the satisfaction or waiver of the conditions to the consummation of the ATLS Merger. Completion of the Distribution will also be subject to other customary closing conditions, including the effectiveness of the Form 10 and the receipt by ATLS of certain cash payments from TRGP and New Atlas.

ATLS and New Atlas will make certain representations and warranties in the Separation Agreement and will agree to certain covenants, including a one-year, mutual non-solicitation covenant.

The Separation Agreement will terminate without further action before the Distribution upon termination of the ATLS Merger Agreement. Subject to the terms and conditions of the ATLS Merger Agreement, the Separation Agreement may not be terminated prior to the Distribution without the mutual consent of ATLS and TRGP. Neither ATLS nor New Atlas will be permitted to amend, waive, supplement or modify any provision of the Separation Agreement in a manner that is materially adverse to ATLS, TRGP or their affiliates or that would prevent or materially impede consummation of the ATLS Merger without first obtaining TRGP’s consent.

The summary of the Separation Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the form of Separation Agreement attached as an annex to the ATLS Merger Agreement, which is included as Exhibit 2.1 hereto and incorporated herein by reference.

Employee Matters Agreement

Under the Employee Matters Agreement, certain employees who currently are employed by ATLS will be transferred to New Atlas in connection with the Separation and the Distribution. Certain pre-closing liabilities attributable to such transferred employees will generally be assumed by New Atlas and its post-closing affiliates. New Atlas will also assume or establish benefit plans for such transferred employees, including a 401(k) plan and health and welfare benefit plans, as of the effective time of the Distribution. The Employee Matters Agreement will also provide for the adjustment, in connection with the Distribution, of options to acquire ATLS common units and ATLS phantom units granted under ATLS equity plans.

The summary of the Employee Matters Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the form of Employee Matters Agreement attached as an exhibit to the form of Separation Agreement attached as an annex to the ATLS Merger Agreement, which is included as Exhibit 2.1 hereto and incorporated herein by reference.

Item 8.01	Other Events.

ATLS Merger Voting Agreements

In connection with the parties’ entry into the ATLS Merger Agreement, ATLS entered into voting and support agreements dated October 13, 2014, with certain officers of TRGP, pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned shares of TRGP common stock in favor of approving the TRGP Share Issuance, a proposal to postpone or adjourn a meeting of the stockholders in the event there are not sufficient votes to approve the ATLS Merger Agreement and against any proposals that would be reasonably likely to result in a breach of TRGP under the ATLS Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the ATLS Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The shareholders who are parties to the voting and support agreements beneficially own (including equity awards) approximately 10% of the outstanding common stock of TRGP. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the ATLS Merger and (b) the termination of the ATLS Merger Agreement pursuant to and in compliance with its terms.

In connection with the parties’ entry into the ATLS Merger Agreement, TRGP entered into voting and support agreements dated October 13, 2014, with certain directors and officers of ATLS, pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned common units of ATLS in favor of approving the ATLS Merger Agreement and the ATLS Merger, a proposal to postpone or adjourn a meeting of the stockholders in the event there are not sufficient votes to approve the ATLS Merger Agreement, against any alternative transaction proposals, and against any proposals that would be reasonably likely to result in a breach of ATLS under the ATLS Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the ATLS Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The unitholders who are parties to the voting and support agreements beneficially own (including equity awards) approximately 6% of the outstanding common units of ATLS. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the ATLS Merger and (b) the termination of the ATLS Merger Agreement pursuant to and in compliance with its terms.

The summary of the voting and support agreements in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the voting and support agreements, forms of which are included as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

APL Merger Voting Agreements

In connection with the parties’ entry into the APL Merger Agreement, NGLS entered into voting and support agreements dated October 13, 2014, with certain directors and officers of APL, pursuant to which such persons agreed, among other things, to (1) vote their respective beneficially owned APL common units in favor of approving the APL Merger Agreement and the APL Merger and a proposal to postpone or adjourn a meeting of the unitholders in the event there are not sufficient votes to approve the APL Merger Agreement, against any alternative transaction proposals and against any proposals that would be reasonably likely to result in a breach of APL under the APL Merger Agreement or which would be reasonably likely to prevent or materially impede, interfere with or delay the APL Merger and (2) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The shareholders who are parties to the voting and support agreements beneficially own (including the APL Series D Preferred Stock on an as converted basis and also including equity awards) less than 1% of the outstanding common stock of TRGP. The voting and support agreements will terminate upon the earliest to occur of (a) the consummation of the APL Merger and (b) the termination of the APL Merger Agreement pursuant to and in compliance with its terms.

The summary of the voting and support agreements in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the voting and support agreements, a form of which is included as Exhibit 99.3 hereto and incorporated herein by reference.

Non-Competition Agreements

In connection with entering into the ATLS Merger Agreement and the APL Merger Agreement, TRGP and NGLS entered into a Confidentiality, Non-Competition and Non-Solicitation Agreement (a “Non-Competition Agreement”) with each of Edward E. Cohen, Jonathan Z. Cohen, and Eugene N. Dubay (the “Executives”). The Non-Competition Agreement generally requires that, for a period of 18 months following the completion of the Mergers, the Executive refrain from engaging in the following activities in certain geographic areas: (1) engaging in certain activities related to the mid-stream businesses in certain geographic areas, (2) soliciting for employment or hiring individuals employed by the Midstream Companies, subject to certain exceptions, and (3) causing, soliciting or knowingly encouraging certain business relations of the Midstream Companies to cease doing business with the Midstream Companies.

The summary of the Non-Competition Agreements is subject to, and qualified in its entirety by, the full text of the Non-Competition Agreements, which are filed as Exhibits 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Targa Resources Corp., Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC, dated October 13, 2014.*

2.2	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P., Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014.*

2.3	Letter Agreement, by and between Atlas Energy, L.P. and Atlas Pipeline Partners, L.P., dated October 13, 2014.

99.1	Form of Voting and Support Agreement, by and between Atlas Energy, L.P. and the individual named on the signature page thereto.

99.2	Form of Voting and Support Agreement, by and between Targa Resources Corp. and the individual named on the signature page thereto.

99.3	Form of Voting and Support Agreement, by and between Targa Resources Partners LP and the individual named on the signature page thereto.

99.4	Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Targa Resources Corp., Targa Resources Partners LP and Edward E. Cohen, dated October 13, 2014.

99.5	Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Targa Resources Corp., Targa Resources Partners LP and Jonathan Z. Cohen, dated October 13, 2014.

99.6	Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Targa Resources Corp., Targa Resources Partners LP and Eugene N. Dubay, dated October 13, 2014.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATLAS ENERGY, L.P.

	By:	Atlas Energy GP, LLC, its general partner

October 15, 2014	By:	/s/ Sean McGrath
Sean McGrath
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Targa Resources Corp., Trident GP Merger Sub LLC, Atlas Energy, L.P. and Atlas Energy GP, LLC, dated October 13, 2014.*

2.2	Agreement and Plan of Merger, by and among Targa Resources Corp., Targa Resources Partners LP, Targa Resources GP LLC, Trident MLP Merger Sub LLC, Atlas Energy, L.P., Atlas Pipeline Partners, L.P. and Atlas Pipeline Partners GP, LLC, dated October 13, 2014.*

2.3	Letter Agreement, by and between Atlas Energy, L.P. and Atlas Pipeline Partners, L.P., dated October 13, 2014.

99.1	Form of Voting and Support Agreement, by and between Atlas Energy, L.P. and the individual named on the signature page thereto.

99.2	Form of Voting and Support Agreement, by and between Targa Resources Corp. and the individual named on the signature page thereto.

99.3	Form of Voting and Support Agreement, by and between Targa Resources Partners LP and the individual named on the signature page thereto.

99.4	Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Targa Resources Corp., Targa Resources Partners LP and Edward E. Cohen, dated October 13, 2014.

99.5	Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Targa Resources Corp., Targa Resources Partners LP and Jonathan Z. Cohen, dated October 13, 2014.

99.6	Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Targa Resources Corp., Targa Resources Partners LP and Eugene N. Dubay, dated October 13, 2014.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.